UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: May 28, 2002

By: ____________________
George Rossi
Senior Vice-President &
Chief financial officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated May 24, 2002 – CINAR provides shareholders with consolidated financial information.

news release

For immediate release

CINAR PROVIDES SHAREHOLDERS WITH CONSOLIDATED FINANCIAL INFORMATION

Montréal, (Qc) Canada – May 24, 2002 – CINAR Corporation today released unaudited consolidated financial information to shareholders, for the three-month periods ended February 28, 2002 and 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation's 2001 Annual Report.

Highlights of the Financial Information

Consolidated revenues for the three-month period ended February 28, 2002 were $21.3 million, a decrease of 9.9% over the $23.6 million of revenues earned by the Company for the three-month period ended February 28, 2001. Education revenues increased from $13.5 million to $15.5 million, a 14.8% increase reflecting the continued growth of the Education Division. Entertainment revenues decreased from $10.1 million in 2001 to $5.8 million in 2002 largely due to a drop in both the current levels of production as well as library sales.

Gross margin increased from $8.2 million to $10.8 million. Education gross margin increased from $7.3 million to $8.2 million, maintaining a relatively stable margin of 52.8% of Education revenue for February 28, 2002 compared to 54.1% for February 28, 2001. Entertainment gross margin for the three-month period ended February 28, 2002 was $2.6 million compared to $0.9 million for the corresponding period of 2001. The increase in Entertainment gross margin is largely due to sales of library titles which have been fully amortized, a reduction in our distribution expenses following the restructuring undertaken in November 2001 as well as a foreign exchange gain.

.../2

Selling, general and administrative expenses decreased from $10.0 million to $9.3 million. The decrease is mainly the result of a restructuring undertaken by the Company of its Entertainment division during 2001, offset by an increase in expenses in our Education division related to its continued growth.

Amortization of acquired film libraries, fixed assets and goodwill reduced moderately from $2 million for the three-month period ended February 28, 2001 to $1.8 million for the corresponding period of 2002.

Interest expense for the period totaled $30,000 compared to $0.7 million for the corresponding period in 2001. As previously reported, the Company repaid its term credit facility in full during 2001.

Unusual items resulted in a net reduction in expenses of $1.2 million, made up of professional fees of $0.6 million offset by a recovery of $1.8 million from Globe-X Management Limited related to amounts previously reserved. This compares to a net expense of $1.1 million for the corresponding period of 2001.

The Company's share of earnings in TeleTOON remained constant at $0.8 million.

The Company recorded a tax recovery of $0.2 million for the three-month period ended February 28, 2002 compared to a provision of $1.6 million for the corresponding period of 2001. The provision recorded in 2001 was mostly a result of non-recoverable foreign taxes.

The net income for the three months ended February 28, 2002 was $1.9 million or $.05 per share compared to a loss of $7.7 million or $.19 per share for the corresponding period of 2001.

The Company used $0.1 million of cash in operations for the quarter ended February 28, 2002 compared to $9.8 million for the corresponding quarter of the year 2001. This improvement is mainly due to better results from operations, lower production investments and other favorable changes in asset components.

As previously reported, on April 26, 2002, CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate of US$25,000,000 in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

.../3

As previously reported, on May 3, 2002, the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc. The settlement agreement provides that CINAR will pay seven plaintiffs an aggregate amount of US$19,850,000 (CDN$31,800,000) of which US$11,000,000 (CDN$17,600,000) was paid on May 2, 2002. The balance is to be paid in installments over the next two years. The plaintiffs agreed to surrender a total of 1,014,570 shares of the share capital of CINAR. This settlement has been recorded in the first quarter consolidated figures of the Company. The entire settlement amount was recorded as an increase to the deficit, however when the shares are redeemed by the Company, CDN$14,100,000 of this transaction will be recorded to share capital with a corresponding decrease in the deficit.

The financial information, which is the subject of this news release, is available on the Company's web site (www.cinar.com).

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

- 30 -

Contact:
Louise Sansregret, M.A., M.B.A.
Vice-President, Corporate Affairs & Corporate Secretary
CINAR Corporation
(514) 843-7070
lsansregret@cinar.com

CINAR CORPORATION
Consolidated Balance Sheet

(Unaudited) (In thousands of CDN dollars)	**February 28** **2002**	November 30 2001
ASSETS		
Cash	**$ 10 724**	$ 12 085
Marketable securities and short term money market investments	**37 188**	35 471
Amounts due from Globe-X Management Ltd. (net of allowance of $57,120; 2001 - $57,966)	**1 681**	1 454
Accounts receivable	**37 615**	43 544
Income taxes recoverable	**19 454**	19 465
Tax credits refundable	**25 468**	25 245
Inventories	**17 127**	13 290
Film costs	**17 171**	18 414
Fixed assets	**5 641**	5 642
Acquired film libraries	**6 163**	6 433
Goodwill	**92 974**	92 167
Other assets	**6 997**	6 211
	$ 278 203	$ 279 421
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	**52 325**	56 504
Provision for claims settlement (Note 4b)	**31 800**	-
Deferred revenue	**7 122**	7 127
Future income taxes	**3 266**	3 417
Total liabilities	**94 513**	67 048
Shareholders' equity		
Capital Stock	**501 182**	501 182
Issued and outstanding 5,233,402 Variable Multiple Voting (Class A) and 35,750,568 Limited Voting (Class B) shares		
Cumulative translation adjustment	**5 368**	4 191
Deficit	**(322 860)**	(293 000)
Total shareholders' equity	**183 690**	212 373
	$ 278 203	$ 279 421

CINAR CORPORATION
Consolidated Statement of Operations and Deficit

(Unaudited)	3 months ended February 28	
(In thousands of CDN dollars, except earnings per share)	**2002**	2001
Revenues		
Entertainment	**$ 5 770**	$ 10 145
Educational Products	**15 497**	13 460
Total Revenues	**21 267**	23 605
Cost of sales		
Entertainment	**3 122**	9 274
Educational Products	**7 322**	6 184
Total Cost of Sales	**10 444**	15 458
Gross Margin	**10 823**	8 147
Selling, general and administrative	**9 305**	10 004
Amortization of acquired film libraries	**270**	392
Amortization of fixed assets	**591**	627
Amortization of goodwill	**896**	969
Interest	**30**	731
Unusual Items	**(1 246)**	1 113
	9 846	13 836
Share of net earnings of equity investment	**807**	809
Earnings (loss) before income taxes	**1 784**	(4 880)
Provision for (recovery of) income taxes	**(156)**	1 641
Earnings (loss) before discontinued operations	**$ 1 940**	$ (6 521)
Loss from discontinued operations	**$ -**	$ (1 132)
Net income (loss)	**$ 1 940**	$ (7 653)
Deficit - beginning of period	**(293 000)**	(250 977)
Claims settlement (Note 4b)	**(31 800)**	-
Deficit - end of period	**$ (322 860)**	$ (258 630)
Basic earnings (loss) per Variable Multiple Voting (Class A) Share and Limited Voting (Class B) Share (Note 3)	**$ 0,05**	$ (0,19)
Weighted average number of Variable Multiple Voting (Class A) and Limited Voting (Class B) shares outstanding (in thousands)	**40 984**	40 984

CINAR CORPORATION
Consolidated Statement of Cash Flows

(Unaudited) (In thousands of CDN dollars)	3 months ended February 28	
	2002	2001
OPERATING ACTIVITIES		
Net earnings (loss)	**$ 1 940**	$ (7 653)
Items not affecting cash:		
Amortization	**1 757**	1 988
Film costs amortization and write-downs	**2 427**	6 586
Share of net earnings of equity investment	**(807)**	(809)
Decrease in allowance for Globe-X	**(846)**	(1 032)
Future income taxes	**-**	(234)
Foreign exchange	**(1 103)**	(4)
	3 368	(1 158)
Decrease in accounts receivable	**5 929**	5 108
Increase in tax credits receivable	**(223)**	(478)
Increase in inventories	**(3 837)**	(3 695)
Additions to film costs	**(1 184)**	(3 193)
Decrease in accounts payable and accrued liabilities and related party receivables	**(4 179)**	(1 163)
Decrease in deferred revenues	**(5)**	(1 314)
Decrease (increase) in income taxes receivable	**11**	(3 752)
Decrease (increase) in other assets	**21**	(153)
Cash used in operating activities	**(99)**	(9 798)
FINANCING ACTIVITIES		
Repayment of term debt	**-**	(21 503)
Cash used in financing activities	**-**	(21 503)
INVESTING ACTIVITIES		
Decrease (increase) in marketable securities and short term money market investments	**(1 717)**	30 236
Repayments from Globe-X	**1 722**	1 689
Additions to fixed assets	**(590)**	(290)
Cash provided by (used in) investing activities	**(585)**	31 635
TRANSLATION ADJUSTMENT	**(677)**	1 512
Increase (decrease) in cash position	**(1 361)**	1 846
Cash position - beginning of period	**$ 12 085**	$ 7 154
Cash position - end of period	**$ 10 724**	$ 9 000

Cash position is comprised of:

Cash	**$ 10 724**	$ 9 249
Bank indebtedness	**-**	(249)
	$ 10 724	$ 9 000

CINAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2002

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation's 2001 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

The results as at and for the three months ended February 28, 2001 previously released have been adjusted. The impact to net earnings is a decrease of $1,294,000.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 3 of the consolidated financial statements for the year ended November 30, 2001, except as noted below.

Effective December 1, 2001, the Company adopted the new recommendations of the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee (AcSEC) Statement of Position *00-2*, Accounting for Producers or Distributors of Films. The Statement of Position *00-2* replaces the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. The application of the new standards did not have a material impact on the Company's financial position or statement of operations and were not applied retroactively as retroactive application was not required.

2. SEGMENTED INFORMATION (in 000's)

		2002	2001
Operating Revenues	Entertainment	$ 5,770	$ 10,145
	Education	15,497	13,460
EBITDA before unusual items	Entertainment	(248)	(3,034)
	Education	1,766	1,177
Net Earnings	Entertainment	1,177	(7,219)
	Education	763	(434)

Due to the nature of its markets, a significant amount of the Education revenues occur in the second and third quarters of the fiscal year.

3. EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings per share has not been calculated, as it would be anti-dilutive.

4. SUBSEQUENT EVENTS

a) On April 26, 2002 CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate US$ 25,000,000 in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

b) On May 3, 2002 the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc. The settlement agreement provides that CINAR will pay seven plaintiffs an aggregate amount of US$ 19,850,000 (CDN$ 31,800,000) of which US$ 11,000,000 (CDN$ 17,600,000) was paid on May 2, 2002. The balance is to be paid in installments over the next two years. The plaintiffs agreed to surrender a total of 1,014,570 shares of the share capital of CINAR. This settlement has been recorded in the first quarter consolidated figures of the Company. The entire settlement amount was recorded as an increase to the deficit, however when the shares are redeemed by the Company, CDN$ 14,100,000 of this transaction will be recorded to share capital with a corresponding decrease in the deficit.